EXHIBIT 34.5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
Washington Mutual Bank

We have examined management’s assertion, included in the accompanying Certification Regarding Compliance with Applicable Servicing Criteria, that Washington Mutual Bank fsb (“WMB fsb”), a wholly owned subsidiary of Washington Mutual Bank and subsidiaries, complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s (“SEC”) Regulation AB for the securitizations of pools of mortgage loans that were completed on or after January 1, 2006, and prior to December 1, 2007, for which WMB fsb performed servicing functions set forth in Item 1122(d) and that included one or more classes of publicly offered securities registered with the SEC pursuant to the Securities Act of 1933, (the “Platform”) as of November 30, 2007, and for the period January 1, 2007 through November 30, 2007, excluding criteria 1122(d)(1)(i)-(3)(iv) and 1122(d)(4)(iii)-(xv), which management has determined are not applicable to the activities performed by WMB fsb with respect to the Platform. Management is responsible for WMB fsb’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about WMB fsb’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about WMB fsb’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether WMB fsb performed those selected activities in compliance with the servicing criteria during the specified period and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by WMB fsb during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by WMB fsb during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on WMB fsb’s compliance with the servicing criteria.

In our opinion, management’s assertion that WMB fsb complied with the aforementioned applicable servicing criteria as of November 30, 2007, and for the period January 1, 2007 through November 30, 2007, for the Platform is fairly stated, in all material respects.

/s/ Deloitte & Touche LLP

Seattle, WA
February 13, 2008